TRILOGY
ENERGY TRUST

[redacted]

05013464

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

December 20, 2005

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2005
WASH. D.C.
192

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Preliminary Receipt.
2. Letter Concerning the Addition of a recipient Agency.
3. Preliminary Short form Prospectus.
4. Material Incorporated by Reference Not Previously Filed.
5. MRRS Decision Document.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-4278

NUMÉRO DE PROJET SÉDAR: 870479

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Trilogy Energy Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 15 décembre 2005.

L'Autorité des marchés financiers,

Le 15 décembre 2005
Date du visa

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

/pg

File No. 82-34876

Macleod Dixon LLP
Lawyers
Calgary Toronto Moscow Almaty/Atyrau Caracas Rio de Janeiro

Our File No. 198394

Anne K. Child
Associate
Direct Phone: (403) 267-8342
E-mail: anne.child@macleoddixon.com

Elissa Cook
Assistant
Direct Phone: (403) 267-8288
E-mail: tania.stevenson@macleoddixon.com

December 15, 2005

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities - Prince Edward Island
The Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Trilogy Energy Trust - SEDAR Project # 00814714

Please be advised that the New Brunswick Securities Commission, the Registrar of Securities - Prince Edward Island and the Securities Commission of Newfoundland and Labrador have been added as filing jurisdictions in regards to the Initial Annual Information Form of Trilogy Energy Trust (the "Trust"), SEDAR Project #00814714.

In connection therewith, all continuous disclosure documents of the Trust filed within the past twelve months have also been filed with these additional agencies. Attached as Schedule "A" to this letter is a list of the relevant SEDAR Project numbers for those documents.

We ask you to ensure that this letter concerning the addition of these agencies as recipient agencies only appears once on the SEDAR website by removing repetitive letters.

Yours truly,

MACLEOD DIXON LLP

"Anne K. Child"

Anne K. Child

AKC/ts
Enclosures

198394\697524.v1

SCHEDULE "A"
SEDAR PROJECT NUMBERS

858152
855607
855606
855608
814714
848621
842844
833930
821711
818354
818353
818355
812622
807729
801517
799700
786415
766231
762854
762415

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in all of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Preliminary Short Form Prospectus dated December 15, 2005

New Issue December •, 2005

TRILOGY
ENERGY TRUST

$148,500,000

6,000,000 Trust Units

The trust units of Trilogy Energy Trust (the "Trust") are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "TET.UN". On December 14, 2005, the closing price of the trust units on the TSX was $24.66. The Trust has applied to list the trust units offered pursuant to this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The offering price of the trust units offered hereby was determined by negotiation between Trilogy Energy Ltd. (the "Administrator"), on behalf of the Trust and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters (as defined below).

Price: $24.75 per Trust Unit

	Price to Public[(1)]	Underwriters' Fee[(1)]	Net Proceeds to the Trust[(1)]
Per trust unit	$24.75	$1.2375	$23.5125
Total	$148,500,000	$7,425,000	$141,075,000

Note:
(1) Before deducting the expenses of this offering, estimated to be $500,000.

The Trust pays distributions on its outstanding trust units on or about the fifteenth day of each month to holders of trust units ("Unitholders") of record on the last day of the preceding month or, if the last day is not a business day, the next following business day (with the exception that December 31 is always a record date). Purchasers of trust units under this offering who own such trust units on December 31, 2005 will receive the December 2005 monthly distribution of the Trust and a special distribution of the Trust each to be paid on January 16, 2006. See "Record of Distributions to Unitholders".

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Blackmont Capital Inc., Canaccord Capital Corporation, RBC Dominion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P. and Peters & Co. Limited (collectively, the "Underwriters"), as principals, conditionally offer the trust units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP. The Underwriters may effect transactions which stabilize or maintain the market price for the trust units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions for trust units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of this offering is expected to occur on, and must occur not later than, December 30, 2005.

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to subsidiaries of the Trust and to which such subsidiaries are presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

In the opinion of Macleod Dixon LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based on representations of an officer of the Administrator as to certain factual matters and subject to the qualifications and assumptions discussed under "Canadian Federal Income Tax Considerations" in this short form prospectus, the trust units offered hereunder will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, "Exempt Plans"). See "Canadian Federal Income Tax Considerations".

A return on an investment in trust units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors including the operational and financial performance of the Trust and its subsidiaries and the debt obligations, working capital requirements and future capital requirements of the Trust and its subsidiaries. In addition, the market value of the trust units may decline if the Trust's cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See, for example, the risk factors under the heading "Risk Factors - Risks Relating to the Trust's Properties and Assets" on pages 31 to 34 of the AIF (as defined herein) and under the heading "Risks and Uncertainties" in the MD&A (as defined herein), which are incorporated by reference in this short form prospectus. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in trust units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax deferred (and reduce the Unitholder's cost base in the trust unit for tax purposes). See "Canadian Federal Income Tax Considerations".

The Trust is an open-ended unincorporated investment trust which offers and sells its trust units to the public. The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

Page

687600.v12

BACKGROUND

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta created in connection with the spinout of certain assets from Paramount Resources Ltd. ("Paramount") which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one trust unit of the Trust (a "Trust Unit") for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, the Trust (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount (the "Spinout Assets"), (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. The Trust became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the Toronto Stock Exchange on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

In 2004, Paramount had completed two separate acquisitions of properties in the Kaybob and Marten Creek areas of Alberta, respectively. Most of these properties were subsequently included in the Spinout Assets.

The Trust Spinout constituted a "significant acquisition" by the Trust for securities law purposes. Accordingly, historical financial statements relating to the Spinout Assets and the Kaybob and Marten Creek properties acquired by Paramount and included in the Spinout Assets (the "Kaybob Acquired Properties" and the "Marten Creek Acquired Properties", respectively) are incorporated by reference herein along with pro forma financial statements relating to such "significant acquisition".

Paramount continues to own 19% of the outstanding Trust Units and is involved in the management and administration of the Trust and its subsidiaries through a services agreement.

In this prospectus, "Trust" refers to Trilogy Energy Trust and "Trilogy" refers to the Trust together with its direct and indirect subsidiaries.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans, distributions on Trust Units by the Trust and cash flow to be retained by Trilogy for capital and future expenditures.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- supply and demand of oil and natural gas and volatility of oil and natural gas prices;
- fluctuations in currency and interest rates;
- competition for, among other things, capital, acquisitions of oil and natural gas properties and reserves and skilled personnel;
- risks inherent in Trilogy's operations;
- risks inherent in Trilogy's marketing plan for its production, including credit risk;

- imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves;
- Trilogy's ability to replace and expand its oil and natural gas reserves;
- Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations;
- Trilogy's ability to access external sources of debt and equity capital;
- general economic and business conditions;
- Trilogy's ability to enter into or renew leases;
- Trilogy's ability to make capital expenditures and the amounts of capital expenditures;
- imprecision in estimating the timing, costs and levels of production and drilling;
- the results of exploration, development and drilling;
- imprecision in estimates of future production capacity;
- Trilogy's ability to secure adequate product transportation;
- uncertainty in the amounts and timing of royalty payments;
- imprecision in estimates of oil, natural gas and other product sales;
- tax pools, tax shelter and tax deductions available to Trilogy;
- changes to legislation and regulations applicable to Trilogy and the interpretation thereof, including tax and environmental legislation and regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against Trilogy;
- difficulty in obtaining necessary regulatory approvals; and
- the other risk factors set forth under "Risk Factors" in the AIF, "Risks and Uncertainties" in the MD&A and such other risks and uncertainties described from time to time in the Trust's reports and filings with Canadian securities authorities.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this short form prospectus are made as of the date hereof and neither the Trust nor the Underwriters undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NOTE REGARDING NON-GAAP MEASURES

In the documents incorporated by reference in this short form prospectus, the Trust uses the terms "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" as indicators of financial performance. "Cash or Funds Flow of Trilogy Energy Trust" refers to the cash flow from operating activities before changes in operating working capital, and "Distributable Cash" refers to the amount of cash available for distribution to Unitholders. "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" should not be construed as alternatives to net earnings (loss), cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information with respect to Trilogy's operating performance, leverage and liquidity and of cash available for distribution from the Trust to Unitholders.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Administrator at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9, (403) 290-2900. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Administrator at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this short form prospectus:

(a) the initial annual information form of the Trust dated September 27, 2005 (the "AIF");

(b) the unaudited interim consolidated financial statements of the Trust as at and for the three months ended September 30, 2005 and the accompanying management's discussion and analysis (the "MD&A");

(c) the unaudited interim consolidated financial statements of the Trust as at and for the three months ended June 30, 2005 and the accompanying management's discussion and analysis; and

(d) the document entitled "Certain Financial Information relating to Trilogy Energy Trust", which includes:

  (i) the balance sheet of the Trust as at February 25, 2005 and the auditors' report thereon;

  (ii) the unaudited financial statements for the Spinout Assets for the three months ended March 31, 2005;

  (iii) the financial statements for the Spinout Assets for the years ended December 31, 2004, 2003 and 2002 and the auditors' report thereon;

  (iv) the schedule of revenues, royalties and operating expenses for the Kaybob Acquired Properties for the six months ended June 30, 2004 and the year ended December 31, 2003 and the auditors' report for the year ended December 31, 2003;

  (v) the schedule of revenues, royalties and operating expenses for the Marten Creek Acquired Properties for the six months ended June 30, 2004, the nine months ended September 30, 2003 and the years ended December 31, 2003, 2002 and 2001 and the auditors' report for the years ended December 31, 2003, 2002 and 2001; and

  (vi) the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the compilation report thereon.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements of the Trust and the accompanying management's discussion and analysis for the same period;

(c) comparative financial statements of the Trust for the most recently completed financial year, together with the accompanying report of the auditors; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument 44-101 - *Short Form Prospectus Distributions*, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

TRILOGY ENERGY TRUST

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta. The Trust is an energy trust which indirectly holds its assets, consisting of oil and natural gas properties and related assets in the Kaybob and Marten Creek areas of Alberta, through Trilogy Energy LP, an indirect wholly-owned subsidiary of the Trust. The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by Trilogy Energy LP. Computershare Trust Company of Canada is the trustee of the Trust, and the Administrator is the administrator of the Trust and the general partner of Trilogy Energy LP. The beneficiaries of the Trust are the Unitholders. The head office, registered office and principal business office of the Trust is located at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

DETAILS OF THE OFFERING

The offering consists of 6,000,000 Trust Units at a price of $24.75 per Trust Unit.

The following is a summary of the material attributes and characteristics of the Trust Units and is qualified in its entirety by the terms of the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 between Computershare Trust Company of Canada, the settlor of the Trust and the Administrator (the "Trust Indenture"), a copy of which is available at www.sedar.com.

The Trust is authorized to issue an unlimited number of Trust Units pursuant to the Trust Indenture. The holders of Trust Units are entitled to vote at all meetings of Unitholders on the basis of one vote per Trust Unit. Each Trust Unit is transferable and represents an equal, fractional, undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves rateably without discrimination, preference or priority. Unitholders are not required to make any future contributions in respect of their Trust Units. Trust Units are redeemable at any time at the option of the holder on the terms, and subject to the conditions and limitations, described in the Trust Indenture. The Trust may issue additional Trust Units or securities exercisable or convertible therefor from time to time in accordance with the provisions of the Trust Indenture.

The Trust Indenture also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The Trust Indenture also provides that no Unitholder shall be personally liable to any person in connection with the Trust and the activities of the Trust and all claims against the Trust shall be satisfied out of the assets of the Trust. Amendments to the Trust Indenture require, subject to certain exceptions, approval by a special meeting of Unitholders at which a resolution must be passed by not less than 66 ⅔% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66 ⅔% of the outstanding Trust Units.

Unitholders of record on the last day of each month, or the business day following the last day of the month if the last day of the month is not a business day (with the exception that December 31 is always a record date), are entitled to receive distributions on Trust Units payable by the Trust in respect of that month. Such distributions are made on or about the fifteenth day of the following month.

USE OF PROCEEDS

The net proceeds from the sale of the Trust Units offered hereby are estimated to be $140,575,000, after deducting the aggregate of the Underwriters' fees and estimated expenses of the offering of $7,925,000. The net proceeds from the sale of Trust Units offered hereby will be used by Trilogy initially to repay indebtedness under Trilogy's credit facilities, thereby increasing Trilogy's unused credit capacity for ongoing capital expenditures, potential future acquisitions and general trust and operating purposes. See "Relationship Among the Trust and Certain Underwriters".

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2005 and as at November 30, 2005, both before and after giving effect to the offering.

Designation	Authorized	As at September 30, 2005	As at November 30, 2005 before giving effect to the offering	As at November 30, 2005 after giving effect to the offering[(2)]
Long Term Debt[(1)]......	-	$225,372,000	$248,776,000	$108,201,000
Trust Units..................	Unlimited	$408,646,000 (79,133,395 Trust Units)	$408,646,000 (79,133,395 Trust Units)	$549,221,000 (85,133,395 Trust Units)

Notes:

(1) Trilogy has a credit agreement with a syndicate of Canadian chartered banks. Under the credit agreement, Trilogy has a $265,000,000 committed revolving and term facility and a $35,000,000 working capital facility. Borrowing under the facilities bear interest at the lenders' prime rate, Bankers' Acceptance rate, US base rate or LIBOR, plus a margin dependent on certain conditions. The revolving nature of the credit facilities are scheduled to expire on March 31, 2006, subject to extension. If the revolving portions of the facilities are not extended, those portions will have a term maturity date of one year from expiration. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets.

(2) Based on the issuance of 6,000,000 Trust Units for aggregate net proceeds of $140,575,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

The following table outlines the monthly trading price range and trading volume of the Trust Units since the Trust Units were listed on the TSX on April 6, 2005.

	Price Range ($)		
2005	High	Low	Trading Volume
April	17.00	15.20	9,609,188
May	17.35	15.36	6,861,542
June	18.45	16.24	3,770,045
July	19.80	17.76	2,775,700
August	20.00	18.91	3,125,444
September	29.00	19.95	3,404,273
October	28.14	21.35	2,863,795
November	26.38	21.00	3,319,956
December (1 to 14)	26.62	24.65	2,053,013

On December 14, 2005, the closing price of the Trust Units on the TSX was $24.66.

RECORD OF DISTRIBUTIONS TO UNITHOLDERS

The Trust has made monthly cash distributions of $0.16 per Trust Unit for each of April, May, June, July and August 2005, and cash distributions of $0.25 per Trust Unit for the months of September, October and November 2005. The Trust has announced a cash distribution of $0.25 per Trust Unit for the month of December 2005.

The Trust has also announced that a special year end distribution of $0.55 per Trust Unit will be paid on January 16, 2006 to Unitholders of record on December 31, 2005. The special distribution is being paid to such Unitholders with the intent that the Trust's distributions for 2005 will be at least equal to the Trust's taxable income for 2005, as required by the Trust Indenture.

Purchasers of Trust Units under this offering who own such Trust Units on December 31, 2005 will receive the December 2005 monthly distribution of the Trust and the special distribution of the Trust each to be paid on January 16, 2006.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated December 14, 2005 (the "Underwriting Agreement") among the Trust, the Administrator, Trilogy Energy LP and the Underwriters, the Trust has agreed to issue and sell, and the Underwriters have agreed, severally and not jointly, to purchase on (and not later than) December 30, 2005, subject to the terms and conditions stated therein, all but not less than all of the 6,000,000 Trust Units offered hereby at a price of $24.75 per Trust Unit for total gross proceeds of $148,500,000 payable in cash to the Trust against delivery of the 6,000,000 Trust Units. In consideration of the services provided in connection with this offering, the Trust will pay the Underwriters a fee of $1.2375 per Trust Unit issued pursuant to this offering for an aggregate fee of $7,425,000. The offering price of the Trust Units offered hereunder was determined by negotiation between the Administrator, on behalf of the Trust and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint and several, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Trust Units which it or they agreed to purchase and the number of Trust Units that it or they agreed to purchase is not more than 5% of the aggregate number of Trust Units offered hereby, the non-defaulting Underwriters are obligated severally, in their respective allotments, to purchase the Trust Units which such defaulting Underwriter(s) failed to purchase. If any one or more of the Underwriters fails to purchase the Trust Units which it or they agreed to purchase and the number of Trust Units that it or they agreed to purchase is more than 5% of the aggregate number of Trust Units offered hereby, the non-defaulting Underwriters may terminate their obligations to purchase their allotment of Trust Units, but have the right to purchase all of the Trust Units which would otherwise have been purchased by such defaulting Underwriter(s) on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all of the Trust Units if any of the Trust Units are purchased under the Underwriting Agreement. Each of the Trust, the Administrator and Trilogy Energy LP has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents against certain liabilities.

The Trust has agreed that, subject to certain exceptions, it will not sell or offer to sell, or enter into an agreement to sell or offer to sell, Trust Units or any securities exchangeable, convertible or exercisable into Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Trust has also undertaken to use its reasonable commercial efforts to obtain an agreement of Paramount not to, and to cause each entity within its control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Underwriting Agreement also provides that it is a condition to the closing of the offering that Clayton H. Riddell, the Chairman of the Administrator and the Chairman and Chief Executive Officer of Paramount, who is a significant Unitholder, provide an agreement not to, and to cause each entity within his control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Trust Units offered pursuant to this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Underwriters have advised the Trust that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Trust Units that they

have acquired pursuant to the Underwriting Agreement to "qualified institutional buyers" (as defined in Rule 144A under the 1933 Act) in the United States provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside of the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Trilogy and to which Trilogy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation.

As at November 30, 2005, Trilogy was indebted to its lenders in the amount of $248,776,000 under Trilogy's credit facilities with its lenders. Trilogy is in compliance with all material terms of the agreements governing such credit facilities. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets. Neither Trilogy's financial position nor the value of the security under the credit facilities has changed adversely to the detriment of the creditors since the indebtedness under the credit facilities was incurred.

The net proceeds from the sale of Trust Units offered hereby will be used by Trilogy initially to repay indebtedness under Trilogy's credit facilities, thereby increasing Trilogy's unused credit capacity for ongoing capital expenditures, potential future acquisitions and general trust and operating purposes. See "Use of Proceeds". The decision to offer the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations between the Administrator, on behalf of the Trust and BMO Nesbitt Burns Inc., on its own behalf and on behalf of the other Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering, each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. will receive its share of the Underwriters' fee payable by the Trust to the Underwriters.

RISK FACTORS

An investment in the Trust Units offered by this short form prospectus is subject to certain risks. The risk factors identified under the heading "Risk Factors" at pages 31 to 37 of the AIF and "Risks and Uncertainties" in the MD&A, which are incorporated by reference herein, should be carefully reviewed and evaluated by prospective purchasers of Trust Units before purchasing Trust Units hereunder.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel for the Trust, and Stikeman Elliott LLP, counsel for the Underwriters (together, "Counsel"), the following summary describes the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) (the "Tax Act") to a holder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act at all relevant times, holds the Trust Units as capital property and deals at arm's length and is not affiliated with the Trust and the Underwriters. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have their Trust Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, (b) a holder an interest in which is a "tax shelter investment" under the Tax Act, or (c) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the facts set out in this prospectus and a certificate of an officer of the Administrator, as to certain factual matters, the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency.

This summary is based on the assumption that the Trust will at all times comply with the Trust Indenture, as such indenture may be amended from time to time. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the offering and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action. No assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular holder or prospective holder of Trust Units. Consequently, holders and prospective holders of Trust Units should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Trust Units.

Status of the Trust

This summary assumes that the Trust will qualify at the closing of the offering, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, in addition to qualifying as a "unit trust", the Trust must satisfy the following conditions:

(a) the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property);

(b) the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units; and

(c) the Trust may not reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada under the Tax Act.

On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely or materially affects the Trust or Unitholders.

Management of the Administrator has advised Counsel that it intends to ensure that the Trust will meet the requirements to qualify as a mutual fund trust at all times. **If the Trust were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.**

Taxation Principles Applicable to the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under the Tax Act on its income for the year which will include such amount of the income of Trilogy Holding Trust as is paid or becomes payable in the year to the Trust and is deducted by Trilogy Holding Trust in computing its income under the Tax Act (including amounts of net taxable capital gains or taxable dividends designated by Trilogy Holding Trust in respect of the Trust) and net realized taxable capital gains, less the portion thereof that the Trust

deducts in respect of amounts that are paid or that become payable by the Trust in the year to Unitholders. An amount will be considered to become payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount.

In computing its income, the Trust may deduct reasonable amounts on account of interest, administrative, management and other expenses incurred by it in the course of carrying on its investment undertaking for the purpose of earning income and not reimbursed to it.

Under the Trust Indenture, an amount equal to all of the net income of the Trust and any net taxable capital gains realized by the Trust (other than capital gains or income realized by the Trust on an in specie redemption of Trust Units which are designated by the Trust to redeeming Unitholders) together with the non-taxable portion of any net capital gains realized by the Trust will generally be paid or become payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. To the extent that the Trust does not have available cash to pay cash distributions equal to the net income of the Trust, such net income may be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising as a result of an in specie distribution on the redemption of Trust Units. The Trust Indenture provides that the taxable portion of any capital gain or income realized by the Trust as a result of that redemption may, at the discretion of the board of directors of the Administrator, be treated as income paid to, and designated as a taxable capital gain or income of, the redeeming Unitholders. Any amount so designated must be included in the income of the redeeming Unitholders and will be deductible by the Trust in computing its income.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable in such year for income tax under Part 1 of the Tax Act, however, no assurance can be given in this regard. The Trust generally is expected to designate to the Unitholders any net taxable capital gains received or realized by it or designated to it by Trilogy Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation Principles Applicable to Trilogy Holding Trust

The taxation year of Trilogy Holding Trust is the calendar year. In each taxation year, Trilogy Holding Trust will be subject to tax under Part I of the Tax Act on its income for the year, which will include all amounts that accrue to it in respect of its net profits interest pursuant to that net profits interest agreement dated effective April 1, 2005 between Trilogy Holding Trust and Trilogy Energy LP and its allocated share of the income of Trilogy Energy LP, less the portion thereof that Trilogy Holding Trust deducts in respect of amounts that are paid or become payable by Trilogy Holding Trust in the year to the Trust. An amount will be considered to become payable to the Trust in a taxation year if the Trust is entitled in that year to enforce payment of the amount. The amount of income allocated to Trilogy Holding Trust from Trilogy Energy LP may exceed or be less than the amount of cash distributed by Trilogy Energy LP to Trilogy Holding Trust. Generally, distributions to Trilogy Holding Trust in excess of the income allocated to Trilogy Holding Trust from Trilogy Energy LP will result in a reduction of the adjusted cost base of Trilogy Holding Trust's interest in Trilogy Energy LP by the amount of such excess. If, as result, Trilogy Holding Trust's adjusted cost base at the end of a taxation year of its interest in Trilogy Energy LP would otherwise be a negative amount, Trilogy Holding Trust will be deemed to realize a capital gain in such amount for that year, and Trilogy Holding Trust's adjusted cost base at the beginning of the next taxation year of its interest in Trilogy Energy LP will then be nil. Trilogy Holding Trust will generally be entitled to deduct its expenses incurred to earn income from a business or property provided such expenses are reasonable and otherwise deductible under the Tax Act.

Under the declaration of trust dated February 25, 2005 as amended and restated as of April 1, 2005 between The Canada Trust Company, as trustee, and the Trust pursuant to which Trilogy Holding Trust was established, an amount equal to all of the income of Trilogy Holding Trust, including net realized taxable capital gains, generally will be payable to the Trust and, therefore, deductible in computing Trilogy Holding Trust's income for tax purposes. An alternative minimum tax is payable by Trilogy Holding Trust under Part I of the Tax Act for a

taxation year to the extent that that such tax exceeds Trilogy Holding Trust's regular tax liability for the taxation year.

Taxation Principles Applicable to Trilogy Energy LP

Trilogy Energy LP is not subject to tax under the Tax Act. Each partner of Trilogy Energy LP (including Trilogy Holding Trust) is required to include in computing the partner's income the partner's share of the income or loss of Trilogy Energy LP for its fiscal year ending in or coincidentally with the partner's taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Trilogy Energy LP will be computed for each fiscal year as if it were a separate person resident in Canada. In computing such income or loss, deductions may be claimed for reasonable amounts in respect of administrative and other expenses incurred for the purpose of earning income from business or property. The income or loss of Trilogy Energy LP for a fiscal year will be allocated to each partner on the basis of the partner's share of such income or loss subject to the detailed rules in the Tax Act in that regard, including, in the case of allocation of losses to limited partners, the at-risk rules.

Unitholders

Trust Distributions

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of Trilogy Holding Trust or the Trust for the purposes of the Tax Act cannot be allocated to, or treated as a loss of, the Unitholder.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including such portion of the income of the Trust and net taxable capital gains of the Trust that are paid or become payable to the Unitholder.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, the payment by the Trust of such excess amount, other than as proceeds of disposition of Trust Units, will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base of the Trust Unit will be nil immediately thereafter.

Acquisition of Trust Units

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. The cost of such Trust Units will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the adjusted cost base of each Trust Unit held by the Unitholder.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units pursuant to the Trust Indenture will be a disposition of such Trust Units for proceeds of disposition equal to the cash received. Where Trust Units are redeemed and property of the Trust is distributed *in specie* to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed, less the amount of any income or capital gain realized by the Trust on the distribution of such property that is designated to the redeeming Unitholder.

Redeeming Unitholders will consequently realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. The cost of any property distributed by the Trust (including notes of Trilogy Holding Trust) upon a redemption of Trust Units will be equal to the fair market value of such property at the time of the redemption, less any accrued interest thereon in the case of notes of Trilogy Holding Trust.

Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Exempt Plans

Provided that the Trust is a mutual fund trust for purposes of the Tax Act, the Trust Units will be qualified investments under the Tax Act and the regulations thereunder for Exempt Plans (subject to the specific provisions of any particular Exempt Plan). Where an Exempt Plan receives notes of Trilogy Holding Trust or other property of the Trust as a result of an *in specie* redemption of Trust Units, such notes of Trilogy Holding Trust or other property would likely not be qualified investments for the Exempt Plan. Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the Trust Units. As of the date hereof, the principals of Paddock Lindstrom & Associates Ltd., the Trust's independent petroleum engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Ernst & Young LLP

We have read the preliminary short form prospectus of Trilogy Energy Trust (the "Trust") dated December 15, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of:

- Our report to the board of directors of the Administrator on the balance sheet of the Trust as at February 25, 2005. Our report is dated February 25, 2005.
- Our report to the board of directors of the Administrator on the balance sheets as at December 31, 2004 and 2003 and the statements of earnings (loss) and statements of cash flows for the years ended December 31, 2004, 2003 and 2002 on the Spinout Assets (as defined in the above-mentioned prospectus). Our report is dated July 22, 2005.

• •, 2005
Chartered Accountants
Calgary, Alberta

PricewaterhouseCoopers LLP

We have read the preliminary short form prospectus of Trilogy Energy Trust (the "Trust") dated December 15, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report dated December 2, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and operating expenses of the Kaybob Properties for the year ended December 31, 2003.

• •, 2005
Chartered Accountants
Calgary, Alberta

We have read the preliminary short form prospectus of Trilogy Energy Trust (the "Trust") dated December 15, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report dated December 10, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and expenses of the Marten Creek Property for the years ended December 31, 2003, 2002 and 2001.

• •, 2005
Chartered Accountants
Calgary, Alberta

CERTIFICATE OF THE TRUST

Date: December 15, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRILOGY ENERGY TRUST,
by its administrator:

TRILOGY ENERGY LTD.

(signed) James H. T. Riddell
President and Chief Executive Officer

(signed) Bernard K. Lee
Chief Financial Officer

(signed) Clayton H. Riddell
Director

(signed) E. Mitchell Shier
Director

CERTIFICATE OF PROMOTER

Date: December 15, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PARAMOUNT RESOURCES LTD.

By: (signed) James H. T. Riddell

CERTIFICATE OF THE UNDERWRITERS

Date: December 15, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	BLACKMONT CAPITAL INC.
By: (signed) Shane C. Fildes	By: (signed) Michael de Carle	By: (signed) John Peltier
CANACCORD CAPITAL CORPORATION	RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.
By: (signed) Stephen C. Hayden	By: (signed) Eric Toews	By: (signed) Steven Kroeker
FIRSTENERGY CAPITAL CORP.	GMP SECURITIES L.P.	PETERS & CO. LIMITED
By: (signed) John S. Chambers	By: (signed) Wade Felesky	By: (signed) Bradley P. D. Fedora

File No. 82-34876

TRILOGY
ENERGY TRUST

CERTAIN FINANCIAL INFORMATION RELATING TO TRILOGY ENERGY TRUST

720530.v1

TABLE OF CONTENTS

Page

720530.v1

AUDITORS' REPORT

To the Board of Directors of **Trilogy Energy Ltd.**, as administrator of
Trilogy Energy Trust

We have audited the balance sheet of Trilogy Energy Trust as at February 25, 2005. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Trilogy Energy Trust as at February 25, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
February 25, 2005

(Signed) Ernst & Young LLP
Chartered Accountants

TRILOGY ENERGY TRUST

BALANCE SHEET
As at February 25, 2005

ASSETS	
Cash	$ 20
	$ 20
UNITHOLDERS' EQUITY	
Unitholders' capital (note 2)	$ 20
	$ 20

Subsequent events (note 3)

See accompanying notes

On behalf of the Board of Trilogy Energy Ltd.:

(Signed) Bernard K. Lee
Director

(Signed) Charles E. Morin
Director

TRILOGY ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND FINANCIAL PRESENTATION

Trilogy Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated February 25, 2005. The Trust has not carried on active business since formation. The Trust will be managed by Trilogy Energy Ltd., administrator of the Trust.

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. UNITHOLDERS' EQUITY

(a) Authorized

An unlimited number of Trust Units and an unlimited number of Special Voting Units. At February 25, 2005, one (1) Trust Unit and no Special Voting Units were outstanding. The Trust Units have the same rights, receive distributions and participate in the assets of the Trust upon any wind up or dissolution.

(b) Issued

	Number of Units	Consideration
Trust Units Issued upon settlement	1	$ 20
Balance as at February 25, 2005	1	$ 20

3. SUBSEQUENT EVENTS

Pursuant to the plan of arrangement involving Paramount Resources Ltd. ("Paramount") and its shareholders and optionholders, the Trust will indirectly acquire certain properties from Paramount. Through the plan of arrangement, Shareholders of Paramount will receive in exchange for their Common Shares, one New Common Share of Paramount and one Trust Unit of the Trust.

Upon completion of the plan of arrangement, Shareholders of Paramount will own all of the issued and outstanding New Common Shares and 81% of the issued and outstanding Trust Units, with the remaining 19% of the issued and outstanding Trust Units being held by Paramount.

Pursuant to the plan of arrangement, the Trust will indirectly own certain of Paramount's existing assets. The assets intended to become indirectly owned by the Trust, referred to as the "Spinout Assets," are located in the Kaybob and Marten Creek areas of Alberta. As holders of Trust Units after the plan of arrangement, the Unitholders will receive monthly distributions of the cash flow generated by the Spinout Assets held by Trilogy Energy LP, a limited partnership, and distributed to Unitholders through the Trust. The completion of the arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed in April 2005.

Kaybob and Marten Creek Properties
Balance Sheets (Unaudited)

(thousand dollars)
(See Note 1: Basis of Presentation)

	March 31 2005	December 31 2004
ASSETS (note 5)		
Current Assets		
Accounts receivable	$ 39,530	$ 63,851
Financial instruments	-	12,413
Prepaid expenses	187	1,838
	39,717	78,102
Property, Plant and Equipment (note 4)		
Property, plant and equipment, at cost	1,065,280	1,017,645
Accumulated depletion and depreciation	(366,073)	(337,000)
	699,207	680,645
Goodwill	19,400	19,400
	$ 758,324	$ 778,147
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 52,953	$ 87,091
Financial instruments	3,782	1,260
	56,735	88,351
Asset retirement obligations (note 9)	65,076	63,674
Future income taxes (note 7)	85,630	93,692
	150,706	157,366
Commitments and Contingencies (notes 8 and 10)		
Equity		
Net investment by Paramount Resources Ltd.	550,883	532,430
	$ 758,324	$ 778,147

See accompanying notes to financial statements.

Kaybob and Marten Creek Properties
Statements of Net Earnings (Unaudited)

(thousand dollars)
(See Note 1: Basis of Presentation)

	Three Months Ended March 31	
	2005	**2004**
Revenue		
Petroleum and natural gas sales	$ **105,968**	$ 62,466
Loss on financial instruments (note 8)	**(17,221)**	(3,587)
Royalties (net of Alberta Royalty Tax Credit)	**(25,269)**	(12,797)
	63,478	46,082
Expenses		
Operating	**16,123**	6,980
Transportation costs	**4,805**	4,210
Interest	**2,526**	1,195
General and administrative	**6,053**	3,242
Lease rentals	**283**	195
Geological and geophysical	**1,209**	895
Dry hole costs (note 4)	**2,515**	895
Loss on sale of property, plant and equipment	**22**	-
Accretion of asset retirement obligations (note 9)	**1,665**	519
Depletion and depreciation	**35,699**	20,401
Unrealized foreign exchange (gain) loss	**(4,224)**	446
Realized foreign exchange loss	**4,710**	-
Premium on redemption of debt	**15,810**	-
	87,196	38,978
Earnings (loss) before income taxes	**(23,718)**	7,104
Income and other taxes (note 7)		
Large Corporations Tax and other	**410**	345
Future income tax recovery	**(8,059)**	(1,219)
	(7,649)	(874)
Net earnings (loss)	**(16,069)**	7,978
Net investment by Paramount Resources Ltd., beginning of period	**532,430**	384,140
Net earnings (loss)	**(16,069)**	7,978
From (to) Paramount Resources Ltd. during the period	**34,522**	(11,284)
Net investment by Paramount Resources Ltd., end of period	$ 550,883	$ 380,834

See accompanying notes to financial statements.

Kaybob and Marten Creek Properties
Statements of Cash Flows (Unaudited)
(thousand dollars)
(See Note 1: Basis of Presentation)

	Three Months Ended March 31 2005	2004
Operating activities		
Net (loss) earnings	$ **(16,069)**	$ 7,978
Add (deduct) non-cash and other items:		
Depletion and depreciation	**35,699**	20,401
Loss on sale of property, plant and equipment	**22**	-
Accretion of asset retirement obligations (note 9)	**1,665**	519
Asset retirement obligation expenditures (note 9)	**(527)**	-
Non-cash general and administrative expense	**1,032**	326
Unrealized foreign exchange (gain) loss	**(4,224)**	446
Future income tax recovery (note 7)	**(8,059)**	(1,219)
Non-cash loss on financial instruments (note 8)	**14,935**	5,665
Premium on redemption of debt	**15,810**	-
Dry hole costs	**2,515**	895
Geological and geophysical costs	**1,209**	895
Funds flow from operations	**44,008**	35,906
Net changes in operating working capital:		
Decrease (increase) in accounts receivable	**24,321**	(3,087)
Decrease (increase) in prepaid expenses	**1,651**	(48)
Decrease in accounts payable and accrued liabilities	**(74,221)**	(15,412)
Decrease in deferred revenue	**-**	(2,055)
	(4,241)	15,304
Financing activities		
Net investment from (to) Paramount Resources Ltd.	**18,270**	(12,056)
	18,270	(12,056)
Investing activities		
Property, plant and equipment expenditures	**(52,986)**	(29,748)
Proceeds on sale of property, plant and equipment	**85**	-
Geological and geophysical costs	**(1,209)**	(895)
Change in investing working capital	**40,081**	27,395
	(14,029)	(3,248)
Net change in cash / cash, end of period	$ **-**	$ -

See accompanying notes to financial statements.

1. Basis of Presentation

Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company's principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

On April 1, 2005, the Company undertook a Trust Spinout ("Trust Spinout"), a reorganization which resulted in the shareholders and the Company receiving units of Trilogy Energy Trust (the "Trust"), which now owns a substantial portion of the previous assets previously owned by the Company. The assets now owned by the Trust, referred to as the "Trust Assets," are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that were transferred consist of the Kaybob North, Pine Creek, Fox Creek, Two Creek, Clover, and Simonette properties, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76 percent of the total natural gas production of the properties transferred. Three natural gas plants previously operated by the Company were also transferred.

The Trust Assets included substantially all of the Kaybob properties acquired in June 2004 as part of the $185 million acquisition described in note 3(a). Also included as part of the Trust Assets were all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $87 million, after adjustments, described in note 3(b). The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company's Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company had a 100% working interest in the properties comprising the Trust Assets in this area for all of the production wells.

These financial statements have been prepared to present the financial position, results of operations and cash flows for the Trust Assets also referred to as "Kaybob and Marten Creek Properties".

Subsequent to the acquisition of the properties by the Trust, the management of the Trust determines all operating, investing and financing activities applicable to the Trust Assets. Accordingly, the amounts recorded in these financial statements may not be indicative of the amounts that will result in future periods.

Each of Paramount's core areas, including the properties that were transferred, has distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities, and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal or tax reporting purposes. Paramount has not previously prepared separate financial statements for the Trust Assets or for any of its other core areas. While the amounts applicable to the Trust Assets for certain revenues, expenses, assets and liabilities can be derived directly from the accounting records of Paramount, it has been necessary to allocate certain items in the manner described below under "Presentation of Statements of Earnings".

The financial statements for the Trust Assets are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles. As a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates.

PRESENTATION OF STATEMENTS OF EARNINGS

The amounts for petroleum and natural gas sales, royalties (net of ARTC), operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations, write-down of petroleum and natural gas properties, and gains/losses on sales of property, plant and equipment have been recorded in the accounting records of Paramount on a property by property basis, and the amounts included in these financial statements have been derived directly from the accounting records of Paramount. The amounts for depletion and depreciation were determined by Paramount on the basis of production volumes, estimates of reserves and cumulative costs applicable to each area. The amounts applicable to the Trust Assets have been included in these financial statements.

General and administrative costs incurred by Paramount are considered a corporate cost. For purposes of these financial statements, the amounts recorded for general and administrative costs have been allocated for each period on a pro rata basis using production volumes of the Trust Assets for the period as a proportion of the aggregate production volumes of Paramount for the period. Other corporate income statement accounts such as foreign exchange gains and premium on redemption of debt were allocated to the Trust Assets using the ratio of deemed foreign currency denominated debt attributable to the Trust Assets as a proportion of the foreign currency denominated debt of Paramount.

Paramount periodically uses derivative financial instruments such as forwards, futures, swaps and options to manage its exposure to changes in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates. The use of financial instruments is considered to be a corporate activity. For purposes of these financial statements, gains and losses resulting from the financial instrument contracts for petroleum and natural gas prices, and the Canadian/US dollar exchange rate have been allocated for each period on a pro rata basis using production volumes of the Trust Assets for the period as a proportion of the aggregate production volumes of Paramount for the period. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of financial instrument contracts, have been allocated on a pro rata basis using production volumes of the Trust Assets for the period as a proportion of the aggregate production volumes of Paramount for the period. Gains and losses resulting from financial instrument contracts for interest rate swaps have been allocated on a pro rata basis using interest expense for the Trust Assets for the period as a proportion to interest expense for Paramount for the period.

Paramount conducted all of its Canadian activities through one entity for the periods covered by these financial statements. Accordingly, the income tax balances for the costs of acquiring, exploring for and developing the Trust Assets, and the costs of associated tangible equipment, are blended with those of Paramount's other areas. For purposes of these financial statements, the amounts for future income taxes and current taxes have been determined using the liability method for accounting for income taxes. Paramount also incurred Large Corporation tax for each of the periods presented. For purposes of these financial statements, the amount of Large Corporation taxes of Paramount for each period presented has been allocated to the Trust Assets on a pro rata basis using the capital tax base of the Trust Assets as a proportion of the capital tax base of Paramount as a whole.

PRESENTATION OF BALANCE SHEETS

Effective February 1, 2005, Paramount has maintained separate books for the assets and liabilities that would become part of the Trust Assets. Accordingly, the assets and liabilities presented as at March 31, 2005 were derived directly from the accounting records of Paramount.

(thousand dollars except per share amounts and as noted)

The costs of petroleum and natural gas properties and other property, plant and equipment, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area by area basis. The amounts included in these financial statements have been derived directly from the accounting records of Paramount.

For purposes of the balance sheet as at December 31, 2004, accounts receivable and accounts payable and accrued liabilities have been allocated on a pro rata basis using the Trust Assets' production volumes for the six-month period ended December 31, 2004 as a proportion of the aggregate production volumes of Paramount for the six-month period ended December 31, 2004. A six-month production period was used for 2004 allocation to reflect the increase in production from the $185 million and $87 million acquisitions described below.

Cash, short-term investments, and debt are related to corporate activities of Paramount and have been excluded from these financial statements. The excess or deficiency of cash flows from operations of the Trust Assets less cash outflows from investment activities, are financed by corporate treasury through equity investments by Paramount. Interest has been allocated on a pro rata basis to the Trust Assets using the ratio of the cumulative investment in the Trust Assets to total debt of Paramount as at the balance sheet date.

PRESENTATION OF STATEMENTS OF CASH FLOWS

As discussed above, the cash balances of Paramount are maintained on a centralized basis and considered to be a corporate activity and therefore, have been excluded from these financial statements. For purposes of the presentation of the statements of cash flows, cash receipts and disbursements are deemed to be transferred to or from the corporate account concurrent with the respective inflow or outflow of cash.

2. Summary of Significant Accounting Policies

These financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements of the Kaybob and Marten Creek Properties and the notes thereto for the year ended December 31, 2004.

3. Acquisitions

(a) $185 MILLION ASSET ACQUISITION

On June 30, 2004, Paramount completed an agreement to acquire oil and natural gas assets for cash consideration of $185.1 million, after adjustments. The assets acquired by Paramount are located in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. From the properties acquired, only a portion of those assets were included as part of the Trust Assets. The financial statements reflect the income for the period after the closing date of the acquisition, for only the properties that were transferred to the Trust.

The acquisition was accounted for using the purchase method. The following table summarizes the fair value of the net assets acquired:

Property, plant, and equipment	$	211,947
Asset retirement obligations		(26,847)
	$	185,100

(thousand dollars except per share amounts and as noted)

The Trust Assets' portion of the properties acquired is $91.7 million ($90.2 million before adjustments) of the $185.1 million. Asset retirement obligation for the properties is $22.1 million.

(b) $87 MILLION ASSET ACQUISITION

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for a cash consideration of $86.9 million, after adjustments ($82.3 million before adjustments). The following table summarizes the fair value of the net assets acquired:

Property, plant, and equipment	$	89,015
Asset retirement obligations		(2,115)
	$	86,900

All these properties were transferred as part of the Trust Assets and the income for the period after the closing date of this acquisition is included in these financial statements.

4. Property, Plant and Equipment

	March 31, 2005		December 31, 2004	
	Cost	Accumulated Depletion and Depreciation	Cost	Accumulated Depletion and Depreciation
Petroleum and natural gas properties	$ 1,064,789	$ (366,073)	$ 1,011,217	$ (332,997)
Other	491	—	6,428	(4,003)
Total	$ 1,065,280	$ (366,073)	$ 1,017,645	$ (337,000)
Net book value	$ 699,207		$ 680,645	

For the three months ended March 31, 2005, $2.5 million in dry hole costs were expensed (2004 - $0.9 million. A portion of the dry hole costs expensed related to prior year capital projects that were determined in subsequent periods to have no future economic value.

Capital costs associated with non-production petroleum and natural gas properties totaling approximately $68.5 million as at March 31, 2005 (December 31, 2004 - $55.2 million) are currently not subject to depletion.

5. Long-term Debt

As at March 31, 2005, Paramount had a $330 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Advances drawn on the facility are secured by a fixed charge over the assets of the Company, including the Trust Assets. Pursuant to note 1 – Basis of Presentation, debt is a corporate activity of Paramount and has been excluded from these financial statements.

(thousand dollars except per share amounts and as noted)

6. Stock Option Plan

General and administrative expenses associated with the Company's stock option plan have been allocated to the Trust Assets on a pro rata basis using production volumes of the Trust Assets for the periods as a proportion of the aggregate production volumes of Paramount for the respective periods. $2.3 million of stock-based compensation expense was allocated to the Trust Assets for the three months ended March 31, 2005 (2004 - $0.5 million).

As at March 31, 2005, 4.1 million shares were reserved for issuance under the Company's Employee Incentive Stock Option Plan, of which 2.3 million options were outstanding, exercisable to August 31, 2009, at prices ranging from $8.91 to $31.85 per share.

7. Income Taxes

The income tax expense (recovery) differs from the expected income taxes obtained by applying the Canadian corporate tax rate to income (loss) before taxes as follows:

Three Months Ended March 31	**2005**	**2004**
Corporate tax rate	**37.81%**	37.81%
Calculated income tax expense (recovery)	**($8,968)**	$2,686
Increase (decrease) resulting from:		
Non-deductible Crown charges, net of ARTC	**6,212**	3,647
Federal resource allowance	**(3,513)**	(2,952)
Federal and provincial income tax rate adjustments	**—**	(4,207)
Attributed Canadian Royalty Income recognized	**(1,229)**	(574)
Large Corporations Tax and other	**410**	345
Non-deductible stock-based compensation expense	**390**	123
Other	**(951)**	58
Income tax expense (recovery)	**($7,649)**	($874)

The components of future income tax liability are as follows:

	March 31 2005	**December 31 2004**
Differences between tax base and reported amounts of depreciable assets	**$ 66,816**	$ 69,617
Premium on note exchange deferred	**(5,791)**	—
Asset retirement obligation	**24,605**	24,075
	$ 85,630	$ 93,692

(thousand dollars except per share amounts and as noted)

8. Financial Instruments

For purposes of these financial statements, gains and losses resulting from financial instrument contracts have been allocated for each period on a pro rata basis using production of the Trust Assets for the period as a proportion of the aggregate production of Paramount for the period. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of financial instrument contracts, have been allocated for each period on a pro rata basis using production of the Trust Assets for the period as a proportion of the aggregate production of Paramount for the period.

The fair value of all outstanding derivative financial instruments that are not designated as hedges for accounting purposes, was recorded on the balance sheet with an offsetting net deferred gain. The net deferred gain is recognized into net earnings over the life of the associated contracts.

The changes in fair value associated with the financial instruments are recorded on the balance sheets with the associated unrealized gain or loss recorded in net earnings for the period. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of such quotes, third party market information and forecasts.

Paramount had the following financial instrument contracts outstanding as at March 31, 2005:

(a) INTEREST RATE CONTRACTS

On June 6, 2004, Paramount entered into a fixed to floating interest rate swap. The fair value of this contract as at March 31, 2005, was a loss of $1.2 million. The following is the details of the interest rate swap entered into by Paramount.

Description of Swap Transaction	Maturity Date	Notional Amount	Indenture Interest	Swap to	Effective Rate
7.875 percent interest rate swap	November 1, 2010	US$175 million	US$ fixed	US$ floating	US$ LIBOR plus 320 Basis Points

(b) FOREIGN EXCHANGE CONTRACTS

Paramount had entered into the following currency index swap transaction, fixing the exchange rate on receipts of US $1 million each month at Cdn$1.4337, expiring December 31, 2005. The US$/Cdn$ closing exchange rate was 1.2096 as at March 31, 2005.

Year of settlement	US dollars	Weighted average exchange rate
2005	9,000	1.4337

(thousand dollars except per share amounts and as noted)

(c) COMMODITY PRICE CONTRACTS

At March 31, 2005, the Company had entered into the following financial forward contracts that would become part of the Trust Assets:

	Volume	Price	Term
Sales Contracts			
AECO Fixed Price	10,000 GJ/d	$7.06	April 2005 – October 2005
AECO Fixed Price	10,000 GJ/d	$7.10	April 2005 – October 2005
AECO Fixed Price	20,000 GJ/d	$7.10	April 2005 – October 2005
WTI Fixed Price	1,000 Bbl/d	$53.26	April 2005 – September 2005
NYMEX Fixed Price	1,000 Bbl/d	$53.25	April 2005 – September 2005

For the three months ended March 31, 2005, $2.3 million of realized losses and $14.9 million unrealized losses on financial instruments were allocated to the Trust Assets, compared to $2.1 million of realized gain and $5.7 million unrealized losses on financial instruments for the same period in 2004.

(d) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available.

The fair values of other financial instruments, including accounts receivable and accounts payable, approximate their carrying values due to the short-term maturity of those instruments.

(e) CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

(thousand dollars except per share amounts and as noted)

9. Asset Retirement Obligations

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Trust Assets' oil and gas properties.

	Three Months Ended March 31 2005	Year Ended December 31 2004
Asset retirement obligations, beginning of period	**$63,674**	$28,993
Liabilities incurred	**264**	30,260
Liabilities settled	**(527)**	—
Accretion expense	**1,665**	4,421
Asset retirement obligations, end of period	**$65,076**	$63,674

The undiscounted asset retirement obligations at March 31, 2005 are $95 million (December 31, 2004 - $82 million). The Trust Asset's credit-adjusted risk-free rate is 7.875 percent. These obligations will be settled based on the useful life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from general resources at the time of removal.

10. Commitments

At March 31, 2005, Paramount had entered into the following physical delivery contracts for natural gas that would become part of the Trust Assets:

Gas sales contract	10,000 GJ/d	$6.98	April 2005 - October 2005
Gas sales contract	10,000 GJ/d	$7.36	April 2005 - October 2005

In addition, the following pipeline transportation commitments that would become part of the Trust Assets were outstanding as at March 31, 2005:

Year	Commitment
2005	$ 6,732
2006	8,976
2007	8,976
2008	8,976
2009	8,976
Thereafter	49,171
	$ 91,807

AUDITORS' REPORT

To the Board of Directors
Trilogy Energy Trust

We have audited the balance sheets of the Kaybob and Marten Creek Properties, certain properties of Paramount Resources Ltd. which were spun out to Trilogy Energy Trust, as at December 31, 2004 and 2003, and the statements of net earnings (loss) and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Kaybob and Marten Creek Properties as at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 1, the Kaybob and Marten Creek Properties were properties of Paramount Resources Ltd. and had no separate legal status.

Calgary, Canada
July 22, 2005

Chartered Accountants

Kaybob and Marten Creek Properties
Balance Sheets

(thousand dollars)
(See Note 1: Basis of Presentation)

As at December 31		2004		2003
ASSETS (note 5)				
Current Assets				
Accounts receivable	$	**63,851**	$	39,269
Financial instruments (note 8)		**12,413**		-
Prepaid expenses		**1,838**		1,080
		78,102		40,349
Property, Plant and Equipment (note 4)				
Property, plant and equipment, at cost		**1,017,645**		723,672
Accumulated depletion and depreciation		**(337,000)**		(240,117)
		680,645		483,555
Goodwill		**19,400**		19,400
	$	**778,147**	$	543,304
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	**87,091**	$	55,950
Financial instruments (note 8)		**1,260**		-
		88,351		55,950
Asset retirement obligation (note 9)		**63,674**		28,993
Deferred revenue		**-**		2,055
Future income taxes (note 7)		**93,692**		72,166
		157,366		103,214
Commitments and Contingencies (notes 8 and 10)				
Equity				
Net investment by Paramount Resources Ltd.		**532,430**		384,140
	$	**778,147**	$	543,304

See accompanying notes to financial statements.

Kaybob and Marten Creek Properties
Statements of Net Earnings

(thousand dollars)
(See Note 1: Basis of Presentation)

For the Years Ended December 31		2004		2003		2002
Revenue						
Petroleum and natural gas sales	$	**327,611**	$	218,098	$	152,431
Gain (loss) on financial instruments (note 8)		**10,285**		(27,621)		17,429
Royalties (net of Alberta Royalty Tax Credit)		**(67,571)**		(44,759)		(33,685)
		270,325		145,718		136,175
Expenses						
Operating		**50,775**		32,866		27,289
Transportation costs		**17,890**		15,835		8,975
Interest		**10,958**		9,605		11,024
General and administrative		**38,247**		10,545		5,955
Bad debt expense (recovery)		**(3,179)**		3,103		-
Lease rentals		**946**		627		562
Geological and geophysical		**1,854**		211		946
Dry hole costs (note 4)		**2,763**		3,911		27,988
Loss on sale of property, plant and equipment		**1,376**		1,806		169
Accretion of asset retirement obligations (note 9)		**4,421**		2,075		1,875
Depletion and depreciation		**101,220**		74,404		69,997
Writedown of petroleum and natural gas properties (note 4)		**-**		1,493		-
Unrealized foreign exchange gain		**(9,409)**		(498)		-
Realized foreign exchange gain		**(2,786)**		-		-
Premium on redemption of debt		**4,648**		-		-
		219,724		155,983		154,780
Earnings (loss) before income taxes		**50,601**		(10,265)		(18,605)
Income and other taxes (note 7)						
Large Corporations Tax and other		**3,532**		1,343		3,211
Future income tax expense (recovery)		**21,526**		(17,725)		(14,911)
		25,058		(16,382)		(11,700)
Net earnings (loss)		**25,543**		6,117		(6,905)
Net investment by Paramount Resources Ltd., beginning of year		**384,140**		366,160		311,548
Net earnings (loss)		**25,543**		6,117		(6,905)
From Paramount Resources Ltd. during the year		**122,747**		11,863		61,517
Net investment by Paramount Resources Ltd., end of year	$	**532,430**	$	384,140	$	366,160

See accompanying notes to financial statements.

Kaybob and Marten Creek Properties
Statements of Cash Flows

(thousand dollars)
(See Note 1: Basis of Presentation)

For the Years Ended December 31	2004	2003	2002
Operating activities			
Net earnings (loss)	$ **25,543**	$ 6,117	$ (6,905)
Add (deduct) non-cash items:			
Depletion and depreciation	**101,220**	74,404	69,997
Loss on sale of property, plant and equipment	**1,376**	1,806	169
Accretion of asset retirement obligations (note 9)	**4,421**	2,075	1,875
Non-cash general and administrative expense	**23,714**	630	127
Unrealized foreign exchange gain	**(9,409)**	(498)	-
Future income tax expense (recovery) (note 7)	**21,526**	(17,725)	(14,911)
Writedown of petroleum and natural gas properties	-	1,493	-
Amortization of other assets	-	51	-
Non-cash gain on financial instruments (note 8)	**(11,154)**	-	-
Premium on redemption of debt	**4,648**	-	-
Dry hole costs	**2,763**	3,911	27,988
Geological and geophysical costs	**1,854**	211	946
Funds flow from operations	**166,502**	72,475	79,286
Net changes in operating working capital:			
Increase in accounts receivable	**(24,582)**	(8,678)	(10,570)
(Increase) decrease in prepaid expenses	**(758)**	2,426	2,066
Decrease in deferred hedging loss	-	-	6,522
Increase in accounts payable and accrued liabilities	**15,398**	2,268	25,340
Increase (decrease) in deferred revenue	**(2,055)**	(851)	2,378
Working capital deficiency acquired (note 3)	-	-	(4,892)
	154,505	67,640	100,130
Financing activities			
Net investment from (to) Paramount Resources Ltd.	**103,794**	(7,723)	60,671
	103,794	(7,723)	60,671
Investing activities			
Property, plant and equipment expenditures	**(99,774)**	(70,107)	(77,406)
Petroleum and natural gas property acquisitions (note 3)	**(172,541)**	(628)	(80,853)
Proceeds on sale of property, plant and equipment	**127**	3,331	995
Geological and geophysical costs	**(1,854)**	(211)	(946)
Change in investing working capital	**15,743**	7,698	(2,591)
	(258,299)	(59,917)	(160,801)
Net change in cash / cash, end of year	$ **-**	$ -	$ -

See accompanying notes to financial statements.

1. Basis of Presentation

Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company's principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

On April 1, 2005, the Company undertook a Trust Spinout ("Trust Spinout"), a reorganization which resulted in the shareholders and the Company receiving units of Trilogy Energy Trust (the "Trust"), which now owns a substantial portion of the Company's previous assets. The assets now owned by the Trust, referred to as the "Trust Assets," are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that were transferred consist of the Kaybob North, Pine Creek, Fox Creek, Two Creek, Clover, and Simonette properties, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76 percent of the total natural gas production of the properties transferred. Three natural gas plants previously operated by the Company were also transferred.

The Trust Assets included substantially all of the Kaybob properties acquired in June 2004 as part of the $185 million acquisition. Also included as part of the Trust Assets were all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $87 million, after adjustments. The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company's Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company had a 100% working interest in the properties comprising the Trust Assets in this area for all of the production wells.

These financial statements have been prepared to present the financial position, results of operations and cash flows for the Trust Assets also referred to as "Kaybob and Marten Creek Properties."

Subsequent to the acquisition of the properties by the Trust, the management of the Trust determines all operating, investing and financing activities applicable to the Trust Assets. Accordingly, the amounts recorded in these financial statements may not be indicative of the amounts that will result in future periods.

Each of Paramount's core areas, including the properties that were transferred, has distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities, and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal or tax reporting purposes. Paramount has not previously prepared separate complete financial statements for the Trust Assets or for any of its other core areas. While the amounts applicable to the Trust Assets for certain revenues, expenses, assets and liabilities can be derived directly from the accounting records of Paramount, it has been necessary to allocate certain items in the manner described below.

The financial statements for the Trust Assets are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles. As a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates.

PRESENTATION OF STATEMENTS OF EARNINGS

The amounts for petroleum and natural gas sales, royalties (net of ARTC), operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations, write-down of petroleum and natural gas properties, and gains/losses on sales of property, plant and equipment have been recorded in the accounting records of Paramount on a property by property basis, and the amounts included in these financial statements have been derived directly from the accounting records of Paramount. The amounts for depletion and depreciation were determined by Paramount on the basis of production volumes, estimates of reserves and cumulative costs applicable to each area. The amounts applicable to the Trust Assets have been included in these financial statements.

General and administrative costs incurred by Paramount are considered a corporate cost. For purposes of these financial statements, the amounts recorded for general and administrative costs have been allocated for each period on a pro rata basis using production volumes of the Trust Assets for the year as a proportion of the aggregate production volumes of Paramount for the year. Other corporate income statement accounts such as foreign exchange gains and premium on redemption of debt were allocated to the Trust Assets using the ratio of deemed foreign currency denominated debt attributable to the Trust Assets as a proportion of the foreign currency denominated debt of Paramount.

Paramount periodically uses derivative financial instruments such as forwards, futures, swaps and options to manage its exposure to changes in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates. The use of financial instruments is considered to be a corporate activity. For purposes of these financial statements, gains and losses resulting from the financial instrument contracts for petroleum and natural gas prices, and the Canadian/US dollar exchange rate have been allocated for each period on a pro rata basis using production volumes of the Trust Assets for the year as a proportion of the aggregate production volumes of Paramount for the year. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of financial instrument contracts, have been allocated on a pro rata basis using production volumes of the Trust Assets for the year as a proportion of the aggregate production volumes of Paramount for the year. Gains and losses resulting from financial instrument contracts for interest rate swaps have been allocated on a pro rata basis using interest expense for the Trust Assets for the year as a proportion to interest expense for Paramount for the year.

Paramount conducted all of its Canadian activities through one entity for the periods covered by these financial statements. Accordingly, the income tax balances for the costs of acquiring, exploring for and developing the Trust Assets, and the costs of associated tangible equipment, are blended with those of Paramount's other areas. For purposes of these financial statements, the amounts for future income taxes and current taxes have been determined using the liability method for accounting for income taxes. Paramount also incurred Large Corporation tax for each of the periods presented. For purposes of these financial statements, the amount of Large Corporation taxes of Paramount for each period presented has been allocated to the Trust Assets on a pro rata basis using the capital tax base of the Trust Assets as a proportion of the capital tax base of Paramount as a whole.

PRESENTATION OF BALANCE SHEETS

The costs of petroleum and natural gas properties and other property, plant and equipment, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area by area basis. The amounts included in these financial statements have been derived directly from the accounting records of Paramount.

(thousand dollars except per share amounts and as noted)

For purposes of the balance sheet as at December 31, 2003, accounts receivable, prepaid expenses, financial instrument assets, accounts payable and accrued liabilities, and financial instrument liabilities, have been allocated for each period on a pro rata basis using production volumes of the Trust Assets for the year as a proportion of the aggregate production volumes of Paramount for the year. For the purposes of the balance sheet as at December 31, 2004, accounts receivable and accounts payable and accrued liabilities have been allocated on a pro rata basis using the Trust Assets' production volumes for the six-month period ended December 31, 2004 as a proportion of the aggregate production volumes of Paramount for the six-month period ended December 31, 2004. A six-month production period was used for 2004 allocation to reflect the increase in production from the $185 million and $87 million acquisitions described below.

Cash, short-term investments, and debt are related to corporate activities of Paramount and have been excluded from these financial statements. The excess or deficiency of cash flows from operations of the Trust Assets less cash outflows from investment activities, are financed by corporate treasury through equity investments by Paramount. Interest has been allocated on a pro rata basis to the Trust Assets using the ratio of the cumulative investment in the Trust Assets to total debt of Paramount as at the balance sheet date.

PRESENTATION OF STATEMENTS OF CASH FLOWS

As discussed above, the cash balances of Paramount are maintained on a centralized basis and considered to be a corporate activity and therefore, have been excluded from these financial statements. For purposes of the presentation of the statements of cash flows, cash receipts and disbursements are deemed to be transferred to or from the corporate account concurrent with the respective inflow or outflow of cash.

2. Summary of Significant Accounting Policies

REVENUE RECOGNITION

Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes to the customer.

Revenues from oil and natural gas production from properties in which there is an interest with other producers are recognized on a net working interest basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. The successful efforts method of accounting for petroleum and natural gas operations is followed. Under this method, only those costs that result directly in the discovery of petroleum and natural gas reserves are capitalized. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net costs of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of property, plant and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a straight-line basis over the assets' estimated useful lives varying from 5 to 12 years.

Producing areas and significant unproved properties are assessed annually or as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its discounted net recoverable amount.

Certain exploration, development and production activities are conducted jointly with others. These financial statements reflect only the proportional interest in such activities.

ASSET RETIREMENT OBLIGATIONS

The fair value of an asset retirement obligation is recognized in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs is subsequently adjusted for the passage of time which is recognized as accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligations will reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligations and the liability recorded are recognized in the earnings in the period in which the settlement occurs.

GOODWILL

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is not amortized and is assessed for impairment at least annually. Impairment is assessed based on a comparison of the fair value of the net assets acquired to the carrying value of the net assets, including goodwill. Any excess of the carrying value of goodwill over and above its fair value is the impairment amount, and is charged to earnings in the period identified.

FINANCIAL INSTRUMENTS

Derivative financial instrument contracts such as forwards, futures, swaps and options are periodically utilized to manage exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates. Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" ("EIC 128") establishes accounting and reporting standards requiring that every derivative instrument that does not qualify for hedge accounting be recorded in the balance sheet as either an asset or liability measured at fair value. Accounting Guideline 13, Hedging Relationships ("AcG 13"), which was effective for years beginning on or after July 1, 2003, establishes the need for companies to formally designate, document and assess the effectiveness of relationships that receive hedge accounting treatment.

Paramount's policy is to account for those derivative financial instruments in which management has formally documented its risk objectives and strategies for undertaking the hedged transaction as hedges. For these instruments, it has been determined that the derivative financial instruments are effective as hedges, both at inception and over the term of the hedging relationship, as the term to maturity, the notional amount, the commodity price, exchange rate, and interest rate basis of the instruments, all match the terms of the transaction being hedged. The assessment of the effectiveness of the hedging relationships is performed on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values or cash flows of the hedged items. The fair values of derivative financial instruments designated as hedges are not reflected in the financial statements. Derivative financial instruments not formally designated as hedges are

(thousand dollars except per share amounts and as noted)

measured at fair value and recognized on the balance sheet with changes in the fair value recognized in earnings during the period.

As at January 1, 2004, AcG 13 was adopted on a prospective basis, and the Company elected not to designate any of its financial instruments as hedges and has fair-valued the derivatives and recognized the gains and losses on the balance sheets and statement of earnings for the year ended December 31, 2004. The impact on Paramount's financial statements at January 1, 2004, resulted in the recognition of financial instrument assets of $1.8 million and a financial instrument liability of $1.0 million, for a net deferred gain on financial instruments of $0.8 million (note 8).

FUTURE INCOME TAXES

The liability method of accounting has been followed for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change occurs. Future income tax assets are assessed at the balance sheet date. To the extent that it is no longer more likely than not that a recognized future income tax asset will be realized, a valuation allowance is recorded to reduce the future income tax asset to the amount more likely than not to be realized.

MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation and impairment of petroleum and natural gas properties and equipment, future income tax assets, and for asset retirement obligations and related accretion are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates and those related to the discounted cash flow used to assess impairment are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

3. Acquisitions

(a) $185 MILLION ASSET ACQUISITION

On June 30, 2004, Paramount completed an agreement to acquire oil and natural gas assets for cash consideration of $185.1 million, after adjustments. The assets acquired by Paramount are located in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. From the properties acquired, only a portion of those assets were included as part of the Trust Assets. The financial statements reflect the income for the period after the closing date of the acquisition, for only the properties that were transferred to the Trust.

The acquisition was accounted for using the purchase method. The following table summarizes the estimated fair value of the net assets acquired:

Property, plant, and equipment	$	211,947
Asset retirement obligation		(26,847)
	$	185,100

The Trust Assets' portion of the properties acquired is $91.7 million ($90.2 million before adjustments) of the $185.1 million. Asset retirement obligation for the properties is $22.1 million.

(thousand dollars except per share amounts and as noted)

(b) $87 MILLION ASSET ACQUISITION

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for a cash consideration of $86.9 million, after adjustments ($82.3 million before adjustments). The following table summarizes the estimated fair value of the net assets acquired:

Property, plant, and equipment	$	89,015
Asset retirement obligation		(2,115)
	$	86,900

All these properties were transferred as part of the Trust Assets and the income for the period after the closing date of this acquisition is included in these financial statements.

(c) ACQUISITION OF SUMMIT RESOURCES LIMITED

On May 12, 2002, Paramount and Summit Resources Limited ("Summit") jointly announced that they had entered into an agreement pursuant to which Paramount made an offer to purchase all of the issued and outstanding common shares of Summit for cash consideration of $7.40 per share or approximately $249.6 million, including acquisition costs. This transaction has been accounted for using the purchase method and is being accounted for as of the date of the completion of the acquisition on June 28, 2002.

From the properties acquired from Summit, only a portion of those assets will be included as part of the Trust Assets. The following table summarizes the fair value of the assets and liabilities included as part of the Trust Assets:

Assets		
Accounts receivable	$	3,639
Petroleum and natural gas properties		115,193
Goodwill		19,400
		138,232
Liabilities		
Accounts payable		5,706
Future income taxes		29,261
Debt		20,119
Other liabilities		2,825
		57,911
Net assets acquired	$	80,321

(thousand dollars except per share amounts and as noted)

4. Property, Plant and Equipment

	December 31, 2004		December 31, 2003	
	Cost	Accumulated Depletion and Depreciation	Cost	Accumulated Depletion and Depreciation
Petroleum and natural gas properties	$ 1,011,217	$ (332,997)	$ 718,862	$ (236,820)
Other	6,428	(4,003)	4,810	(3,297)
Total	$ 1,017,645	$ (337,000)	$ 723,672	$ (240,117)
Net book value	$ 680,645		$ 483,555	

For the year ended December 31, 2004, $2.8 million in dry hole costs was expensed (2003 - $3.9 million, 2002 - $28.0 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in subsequent periods to have no future economic value.

For the year ended December 31, 2003, a provision of $1.5 million was recorded in respect of impairment of the petroleum and natural gas properties included in the Trust Assets.

Capital costs associated with non-production petroleum and natural gas properties totaling approximately $55.2 million as at December 31, 2004 (2003 - $67 million) are currently not subject to depletion.

5. Long-term Debt

As at December 31, 2004, Paramount had a $270 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Advances drawn on the facility are secured by a fixed charge over the assets of the Company, including the Trust Assets. Pursuant to note 1 – Basis of Presentation, debt is a corporate activity of Paramount and has been excluded from these financial statements.

6. Stock Option Plan

General and administrative expenses associated with the Company's stock option plan have been allocated to the Trust Assets on a pro rata basis using production volumes of the Trust Assets for the years as a proportion of the aggregate production volumes of Paramount for the respective years. $23.7 million of stock-based compensation expense was allocated to the Trust Assets for the year ended December 31, 2004 (2003 - $0.6 million and 2002 - $0.2 million).

As at December 31, 2004, 5.0 million shares were reserved for issuance under the Company's Employee Incentive Stock Option Plan, of which 3.2 million options are outstanding, exercisable to May 31, 2009, at prices ranging from $8.91 to $26.29 per share.

(thousand dollars except per share amounts and as noted)

Year ended December 31	2004		2003	
Stock Options	**Average Grant Price**	**Options**	**Average Grant Price**	**Options**
Balance, beginning of period	$ 9.64	3,632,000	$ 14.25	1,949,500
Granted	17.09	348,000	9.66	2,998,000
Exercised	9.97	(618,500)	14.29	(791,000)
Cancelled	9.09	(149,000)	10.30	(524,500)
Balance, end of period	$ 10.41	3,212,500	$ 9.64	3,632,000
Options exercisable, end of period	$ 10.26	1,282,875	$ 10.72	1,087,875

The following table summarizes information about the stock options outstanding at December 31, 2004:

Exercise Prices	Number	Outstanding Weighted Average Contractual Life	Weighted Average Exercise Price	Exercisable Number	Exercisable Weighted Average Exercise Price
$ 8.91-9.80	2,088,000	3	$ 9.02	561,375	$ 9.00
$ 10.01-12.02	820,500	1	11.04	721,500	11.25
$ 12.51-26.29	304,000	4	18.01	—	—
Total	3,212,500	2	$ 10.41	1,282,875	$ 10.26

7. Income Taxes

The income tax expense (recovery) differs from the expected income taxes obtained by applying the Canadian corporate tax rate to income (loss) before taxes as follows:

Years ended December 31	2004	2003	2002
Corporate tax rate	**37.81%**	40.75%	42.25%
Calculated income tax expense (recovery)	**$19,132**	($4,182)	($7,861)
Increase (decrease) resulting from:			
Non-deductible Crown charges, net of ARTC	**19,183**	15,974	13,606
Federal resources allowance	**(17,146)**	(10,690)	(12,243)
Federal and provincial income tax rate adjustments	**(4,362)**	(14,541)	(970)
Attributed Canadian Royalty Income recognized	**(2,556)**	(1,729)	—
Large Corporations Tax and other	**3,532**	1,343	3,211
Non-deductible stock-based compensation expense	**8,966**	—	—
Recognition of tax pools not previously recognized	—	(1,607)	—
Other	**(1,691)**	(950)	(7,443)
Income tax expense (recovery)	**$25,058**	($16,382)	($11,700)

(thousand dollars except per share amounts and as noted)

The components of future income tax liability are as follows:

As at December 31	2004	2003
Differences between tax base and reported amounts of depreciable assets	$ 69,617	$ 63,305
Asset retirement obligation	24,075	8,861
	$ 93,692	$ 72,166

8. Financial Instruments

For purposes of these financial statements, gains and losses resulting from financial instrument contracts have been allocated for each period on a pro rata basis using production of the Trust Assets for the year as a proportion of the aggregate production of Paramount for the year. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of financial instrument contracts, have been allocated for each period on a pro rata basis using production of the Trust Assets for the year as a proportion of the aggregate production of Paramount for the year.

As disclosed in note 2, on January 1, 2004, the fair value of all outstanding derivative financial instruments that are not designated as hedges for accounting purposes, was recorded on the balance sheet with an offsetting net deferred gain. The net deferred gain is recognized into net earnings over the life of the associated contracts.

The changes in fair value associated with the financial instruments are recorded on the balance sheets with the associated unrealized gain or loss recorded in net earnings for the period. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of such quotes, third party market information and forecasts.

The following tables presents a reconciliation of the Trust Assets' change in the unrealized and realized gains and losses on financial instruments from January 1, 2004 to December 31, 2004.

	December 31, 2004
Financial instrument asset	$ 12,413
Financial instrument liability	(1,260)
Net financial instrument asset	$ 11,153

(thousand dollars except per share amounts and as noted)

	Year Ended December 31, 2004		
	Net Deferred Amounts on Transition	Mark-to Market Gain	Total
Fair value of contracts, January 1, 2004	(804)	804	—
Change in fair value of contracts recorded on transition, still outstanding at December 31, 2004	—	716	716
Amortization of the fair value of contracts as at December 31, 2004	(108)	—	(108)
Fair value of contracts entered into during the period	—	10,547	10,547
Unrealized gain (loss) on financial instruments	(912)	12,067	11,155
Realized loss on financial instruments			(870)
Net gain on financial instruments for the year ended December 31, 2004			10,285

For the year ended December 31, 2004, $0.9 million of realized losses on financial instruments were allocated to the Trust Assets, compared to $27.6 million of realized losses on financial instruments for the same period in 2003.

(a) INTEREST RATE CONTRACTS

On June 6, 2004, Paramount entered into a fixed to floating interest rate swap. The fair value of this contract as at December 31, 2004, was a gain of $3.3 million. The Trust Assets were allocated $1.4 million of the gain on a pro rata basis of interest expense of the Trust Assets for the year as a proportion of interest expense for Paramount for the year.

The following is the details of the interest rate swap entered into by Paramount.

Description of Swap Transaction	Maturity Date	Notional Amount	Indenture Interest	Swap to	Effective Rate
Swap of 7.875 percent US$ Senior Notes	November 1, 2010	US$175 million	US$ fixed	US$ floating	US$ LIBOR plus 320 Basis Points

(b) FOREIGN EXCHANGE CONTRACTS

At December 31, 2004, Paramount had entered into the following currency index swap transaction, fixing the exchange rate on receipts of US $1 million each month at Cdn$1.4337, expiring December 31, 2005. The US$/Cdn$ closing exchange rate was 1.2020 as at December 31, 2004.

Year of settlement	US dollars	Weighted average exchange rate
2005	12,000	1.4337

At January 1, 2004, Paramount recorded a deferred gain on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at December 31, 2004, was a gain of

(thousand dollars except per share amounts and as noted)

$2.7 million. The change in fair value, a $0.6 million loss, and $1.6 million amortization of the deferred gain have been recorded in the consolidated statement of earnings of Paramount. On a pro rata basis using production of the Trust Assets for the year as a proportion of the aggregate production of Paramount for the year, the Trust Assets were allocated $1.0 million of the deferred gain on financial instruments on January 1, 2004. The Trust Assets were allocated $1.7 million for the fair value of the contracts at December 31, 2004. The change in fair value, a $0.7 million gain, and $0.9 million amortization of the deferred gain have been allocated to the Trust Assets.

During November 2004, Paramount entered into a series of US$/Cdn$ put/call options summarized below. The fair value of these contracts as at December 31, 2004 was a gain of $0.8 million. The Trust Assets have been allocated $0.5 million gain from these contracts on a pro rata basis using production of the Trust Assets for the year as a proportion of the aggregate production of Paramount for the year.

Put/Call	Strike Rate	Foreign Exchange Option Currency	Notional – Cdn$	Expiry Date
Put	1.2048	US$/Cdn$	$ 60,240,000	January 12, 2005
Call	1.1765	US$/Cdn$	$ 58,825,000	January 12, 2005
Put	1.1976	US$/Cdn$	$ 59,880,000	January 10, 2005
Call	1.1628	US$/Cdn$	$ 58,140,000	January 10, 2005

(c) COMMODITY PRICE CONTRACTS

At December 31, 2004, the Company had entered into financial forward contracts as follows:

	Volume	Price	Term
Sales Contracts			
NYMEX Fixed Price	10,000 MMBtu/d	US $6.41	November 2004 – March 2005
NYMEX Fixed Price	10,000 MMBtu/d	US $7.46	November 2004 – March 2005
NYMEX Fixed Price	10,000 MMBtu/d	US $7.95	November 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$7.90	November 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$8.03	November 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$7.60	November 2004 – March 2005
NYMEX Call Option	20,000 MMBtu/d	US $10.00 Strike	December 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 – June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 – June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 – June 2005
Purchase Contracts			
AECO Fixed Price	20,000 GJ/d	$6.76	November 2004 – March 2005

The fair values of the above contracts as at December 31, 2004 amounted to a $14.2 million gain. On a pro rata basis using production of the Trust Assets for the year as a proportion of the aggregate production of Paramount for the year, the Trust Assets were allocated $8.6 million of these fair values.

At January 1, 2004, Paramount recorded a deferred loss on financial instruments of $1.8 million related to existing forward commodity price contracts. The deferred loss has been fully amortized as at December 31, 2004 and has been recorded in the consolidated statements of earnings of Paramount. On a pro rata basis using production of the Trust Assets for the year as a proportion of the aggregate production of Paramount for the year, the Trust Assets were allocated $1.0 million of this amortization.

(thousand dollars except per share amounts and as noted)

(d) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available.

The fair values of other financial instruments, including accounts receivable and accounts payable, approximate their carrying values due to the short-term maturity of those instruments.

(e) CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

9. Asset Retirement Obligations

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Trust Assets' oil and gas properties.

Years ended December 31	2004	2003
Asset retirement obligations, beginning of year	**$28,993**	$25,895
Liabilities incurred	**30,260**	1,023
Accretion expense	**4,421**	2,075
Asset retirement obligations, end of year	**$63,674**	$28,993

The undiscounted asset retirement obligations at December 31, 2004 are $82.2 million (2003 - $50.9 million). The Trust Asset's credit-adjusted risk-free rate is 7.875 percent. These obligations will be settled based on the useful life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from general resources at the time of removal.

10. Commitments

At December 31, 2004, Paramount had entered into the following physical delivery contracts for natural gas:

	Amount	Price	Term
Sales Contracts			
Station 2 Fixed Price	8,000 GJ/d	$7.99	November 2004 - March 2005
Station 2 Fixed Price	12,000 GJ/d	$8.00	November 2004 - March 2005

A portion of the physical delivery contracts has been allocated to the Trust Assets on the pro rata basis using production of the Trust Assets as a proportion of the total production of Paramount.

11. Reclassifications

Certain accounts in the December 31, 2003 and 2002 financial statements were reclassified to conform with the December 31, 2004 financial statement presentation.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

December 2, 2004

Auditors' Report

To the Directors of
Paramount Resources Ltd.

We have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2003 for the working interest of the Kaybob properties acquired under an agreement which closed June 30, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the acquired Kaybob properties for the year ended December 31, 2003 in accordance with the basis of accounting disclosed in the notes.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

PARAMOUNT RESOURCES LTD.
KAYBOB PROPERTIES

SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES
For the six months ended June 30, 2004 and the year ended December 31, 2003
(in thousands of Canadian dollars)

	Year ended December 31, 2003	Six months ended June 30, 2004
		(unaudited)
Revenues	$ 82,609	$ 53,311
Royalties	(22,750)	(14,088)
	59,859	39,223
Operating Expenses	(13,222)	(9,111)
Excess of Revenue Over Operating Expenses	$ 46,637	$ 30,112

See accompanying notes to Schedule of Revenues, Royalties, and Operating Expenses for the Properties.

PARAMOUNT RESOURCES LTD.
KAYBOB PROPERTIES

NOTES TO SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES
For the six months ended June 30, 2004 and the year ended December 31, 2003

1. Basis of Presentation

On June 30, 2004, Paramount Resources Ltd. closed the acquisition of certain oil and gas properties. The Schedule of Revenues, Royalties, and Operating Expenses for these properties have been derived from financial information provided by the vendor and relates only to the working interest of the properties acquired. The following properties are collectively referred to as the Kaybob properties:

Kaybob Operated:	Simonette (A pool and B pool), Karr, Bluesky, Fox Creek Viking, Kaybob North BHL Unit #1, Kaybob South BHL Unit #3
Kaybob Non operated:	Kaybob North BHL Gas Plant #2, Kaybob South BHL Unit #1, Kaybob South BHL Unit #2, Simonette Suncor.
GORR:	West Kaybob and Simonette

The Schedule of Revenues, Royalties, and Operating Expenses includes only those revenues and operating expenses which are directly related to the properties and does not include any expenses related to exploration, development, general and administrative costs, interest, and income taxes or any provision for depletion, depreciation, amortization, site restoration and abandonment costs.

2. Significant Accounting Policies

Revenue

Revenue amounts are calculated by multiplying the sales volume by a price for each product as defined below:

Crude and condensate:	Established posted prices less transportation and quality adjustments.
Gas:	Either aggregator contract or average pool price across the entire marketing portfolio less transportation and related costs.
Natural Gas Liquids:	Established posted prices by component less transportation and fractionation costs.

Operating expenses

Operating expenses include property and mineral taxes, licenses, and all costs related to lifting, field gathering and transporting of products. Excluded from operating expenses is own use fuel and Central Alberta Midstream gas processing costs. These costs charged by a related party of the vendor do not necessarily reflect an industry rate.

Royalties

Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

December 10, 2004

Auditors' Report

To the Directors of Paramount Resources Ltd.

At the request of **Paramount Resources Ltd.**, we have audited the Schedule of Revenues, Royalties and Operating Expenses for the three years ended December 31, 2003, 2002 and 2001 for the Marten Creek Property that Paramount Resources Ltd. acquired as of August 16, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Marten Creek Property for each of the years ended December 31, 2003, 2002 and 2001 in accordance with the basis of accounting disclosed in note 1.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

MARTEN CREEK PROPERTY

SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES

($ thousands)

	Six Months Ended June 30, 2004	Nine Months Ended September 30, 2003	Year Ended December 31, 2003	2002	2001
	(unaudited)				
Revenues	$13,475	$16,692	$21,061	$12,111	$22,701
Royalties	3,505	4,415	5,524	3,304	6,453
	9,970	12,277	15,537	8,807	16,248
Operating expenses	1,991	2,053	2,744	1,060	1,109
Excess of revenues over operating expenses	$ 7,979	$10,224	$12,793	$ 7,747	$15,139

See accompanying Notes to Schedule

MARTEN CREEK PROPERTY

NOTES TO SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES
Years Ended December 31, 2003, 2002 and 2001
and the Six Months Ended June 30, 2004 and Nine Months Ended September 30, 2003 (unaudited)

1. **Basis of presentation**

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Marten Creek Property ("the Property") that Paramount Resource Ltd. acquired as of August 16, 2004.

The Schedule of Revenues, Royalties and Operating Expenses for the Property does not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part.

2. **Significant accounting policies**

(A) *Joint Venture Operations*

Substantially all of the Property is operated through joint ventures therefore the schedule reflects only the vendor's proportionate interest.

(B) *Revenue Recognition*

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are recorded based on AECO reference pricing used for sales between operating divisions of EnCana Corporation and do not reflect ultimate marketing related activities. Oil revenues are recorded based on blended prices established between operating divisions of EnCana Corporation for similar quality product delivered to a common carrier. In cases where product is not transferred between operating divisions of EnCana Corporation, actual prices received are used.

(C) *Royalties*

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the Alberta Government posted reference prices. Crown royalties for crude oil are taken in kind by the Alberta Petroleum Marketing Commission.

(D) *Operating Expenses*

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and compression.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

December X, 2005

Compilation Report

To the Directors of
Trilogy Energy Trust

We have read the accompanying unaudited pro forma consolidated statement of earnings of Trilogy Energy Trust (the "Trust") for the nine months ended September 30, 2005 and the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the column captioned "Trilogy Energy Trust Three Months Ended September 30, 2005" to the unaudited Trilogy Energy Trust 2005 Third Quarter Report and found them to be in agreement.

2. Compared the figures in the column captioned "Trilogy Energy Trust Three Months Ended June 30, 2005" to the unaudited Trilogy Energy Trust 2005 Second Quarter Report and found them to be in agreement.

3. Compared the figures in the column captioned "Trust Assets (Note 2(a)) Three Months Ended March 31, 2005" to the unaudited Kaybob and Marten Creek Properties of Paramount Resources Ltd. Financial Statements as at and for the three months ended March 31, 2005 and found them to be in agreement.

4. Compared the figures in the column captioned "Trust Assets (Note 2(a)) Year Ended December 31, 2004" to the audited Kaybob and Marten Creek Properties of Paramount Resources Ltd. Financial Statements as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and found them to be in agreement.

5. Compared the petroleum and natural gas sales, royalties (net of ARTC) and operating expense figures in the column captioned "$185 Million Acquisition" to the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004 and found them to be in agreement.

6. Compared the petroleum and natural gas sales, royalties (net of ARTC) and operating expense figures in the column captioned "$87 Million Acquisition" to the unaudited schedule of revenues, royalties and operating expenses for the Marten Creek property for the six months ended June 30, 2004 and found them to be in agreement.

7. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with applicable regulatory requirements.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with applicable regulatory requirements.

8. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trilogy Energy Trust Three Months Ended September 30, 2005", "Trilogy Energy Trust Three Months Ended June 30, 2005", and "Trust Assets (Note 2(a)) Three Months Ended March 31, 2005", for the nine months ended September 30, 2005 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trust Assets (Note 2(a)) Year Ended December 31, 2004", "$185 Million Acquisition", and "$87 Million Acquisition", for the year ended December 31, 2004 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta

(3)

Trilogy Energy Trust
Pro Forma Consolidated Statement of Earnings (Unaudited)
For the nine months ended September 30, 2005
(thousand dollars, except per unit amounts)

	Trilogy Energy Trust	Trilogy Energy Trust	Trust Assets (Note 2(a))	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005			
Revenue:						
Petroleum and natural gas sales	$ 131,052	$ 111,929	$ 105,968	-		$ 348,949
Realized gain (loss) on financial instruments	(4,904)	953	(2,286)	-		(6,237)
Unrealized gain (loss) on financial instruments	(29,019)	(6,848)	(14,935)	-		(50,802)
Royalties (net of ARTC)	(28,839)	(25,502)	(25,269)	-		(79,610)
Other income	(653)	396	-	-		(257)
	67,637	80,928	63,478	-		212,043
Expenses:						
Operating	19,029	16,242	16,123	-		51,394
Transportation costs	4,864	5,470	4,805	-		15,139
Interest	2,128	2,312	2,526	(2,526)	2(d)(i)	6,339
				1,899	2(d)(i)	
General and administrative	7,575	4,665	6,053	-		18,293
Lease rentals	249	132	283	-		664
Geological and geophysical	1,833	114	1,209	-		3,156
Dry hole costs	-	1,736	2,515	-		4,251
(Gain) loss on sale of property, plant and equipment	(2)	(87)	22	-		(67)
Accretion of asset retirement obligations	1,258	1,204	1,665	-		4,127
Depletion and depreciation	33,232	31,770	35,699	-		100,701
Unrealized foreign exchange gain on US debt	-	-	(4,224)	4,224	2(d)(ii)	-
Realized foreign exchange loss on US debt	-	-	4,710	(4,710)	2(d)(ii)	-
Premium on redemption of US debt	-	-	15,810	(15,810)	2(d)(ii)	-
	70,166	63,558	87,196	(16,923)		203,997
Earnings (loss) before taxes	(2,529)	17,370	(23,718)	16,923		8,046
Income and other taxes:						
Large Corporations Tax and other	-	-	410	(410)	2(d)(iii)	-
Future income tax expense (recovery)	-	-	(8,059)	8,059	2(d)(iii)	-
	-	-	(7,649)	7,649		-
Net earnings (loss) for the period	$ (2,529)	$ 17,370	$ (16,069)	9,274		$ 8,046
Net earnings per Trust Unit (note 3) Basic and diluted						$ 0.10
Trust Units outstanding (thousand units) (note 3)						79,133

See accompanying notes to the unaudited pro forma consolidated statements of earnings.

Trilogy Energy Trust
Pro Forma Consolidated Statement of Earnings (Unaudited)
For the year ended December 31, 2004
(thousand dollars, except per unit amounts)

	Trust Assets (Note 2(a)) Year Ended December 31, 2004	$185 Million Acquisition Six Months Ended June 30, 2004	Notes	$87 Million Acquisition Six Months Ended June 30, 2004	Notes	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Revenue:								
Petroleum and natural gas sales	$ 327,611	$ 53,311	2(b)(i)	$ 13,475	2(c)(i)	-		$ 394,397
Gain (loss) on financial instruments	10,285	-		-		-		10,285
Royalties (net of ARTC)	(67,571)	(14,088)	2(b)(i)	(3,505)	2(c)(i)	-		(85,164)
	270,325	39,223		9,970		-		319,518
Expenses:								
Operating	50,775	9,111	2(b)(i)	1,991	2(c)(i)	-		61,877
Transportation cost	17,890	-		-		-		17,890
Interest	10,958	3,969	2(b)(iv)	2,205	2(c)(iii)	(10,958) (3,969) (2,205) 7,700	2(d)(i) 2(d)(i) 2(d)(i) 2(d)(i)	7,700
General and administrative	38,247	-		-		-		38,247
Bad debt expense	(3,179)	-		-		-		(3,179)
Lease rentals	946	-		-		-		946
Geological and geophysical	1,854	-		-		-		1,854
Dry hole costs	2,763	-		-		-		2,763
Loss on sale of property, plant and equipment	1,376	-		-		-		1,376
Accretion of asset retirement obligations	4,421	869	2(b)(ii)	83	2(c)(ii)	-		5,373
Depletion and depreciation	101,220	10,669	2(b)(iii)	7,304	2(c)(iv)	-		119,193
Unrealized foreign exchange gain on US debt	(9,409)	-		-		9,409	2(d)(ii)	-
Realized foreign exchange gain on US debt	(2,786)	-		-		2,786	2(d)(ii)	-
Premium on redemption of US debt	4,648	-		-		(4,648)	2(d)(ii)	-
	219,724	24,618		11,583		(1,885)		254,040
Earnings (loss) before taxes	50,601	14,605		(1,613)		1,885		65,478
Income and other taxes:								
Large Corporations Tax and other	3,532	101	2(b)(v)	126	2(c)(v)	(3,759)	2(d)(iii)	-
Future income tax (recovery) expense	21,526	7,451	2(b)(vi)	-		(28,977)	2(d)(iii)	-
	25,058	7,552		126		(32,736)		-
Net earnings (loss)	$ 25,543	$ 7,053		$ (1,739)		34,621		$ 65,478
Net earnings per Trust Unit (note 3) Basic and diluted								$ 0.83
Trust Units outstanding (thousand units) (note 3)								79,133

See accompanying notes to the unaudited pro forma consolidated statements of earnings.

(all tabular amounts expressed in thousand dollars unless otherwise noted)

Trilogy Energy Trust ("Trilogy" or the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated February 25, 2005. The Trust is managed by Trilogy Energy Ltd., the administrator of the Trust. The beneficiaries of the Trust are the holders of Trust Units.

Pursuant to the plan of arrangement involving Paramount Resources Ltd. ("Paramount") and its shareholders and optionholders as described in the Information Circular of Paramount dated February 28, 2005, the Trust acquired certain properties from Paramount effective April 1, 2005 (the "Trust Spinout"). Through the plan of arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one unit of the Trust ("Trust Unit"). At closing, shareholders of Paramount owned 81 percent of the issued and outstanding Trust Units with the remaining 19 percent of the issued and outstanding Trust Units being held by Paramount.

The assets that became properties of the Trust, referred to as the "Trust Assets," are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob properties that were transferred to the Trust consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover, and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. Three natural gas plants, previously operated by Paramount, also were transferred to the Trust. The Trust Assets included substantially all of the Kaybob properties acquired by Paramount in June 2004 as part of the $185 million acquisition (see note 2(b)). The Marten Creek properties are located in west central Alberta. These properties produce primarily natural gas and natural gas liquids. Paramount had a 100% working interest in the properties comprising the Trust Assets in this area for all of the production wells. The Trust Assets include all of the Marten Creek properties acquired by Paramount in the August 2004 acquisition for $87 million (see note 2(c)).

1. Basis of Presentation

The unaudited pro forma consolidated statements of earnings of the Trust have been prepared to reflect the Trust Spinout, the acquisition of Kaybob properties (the "$185 million Acquisition"), as described in note 2(b), and the acquisition of Marten Creek Properties (the "$87 million Acquisition"), as described in note 2(c).

The unaudited pro forma consolidated statements of earnings have been prepared by management based upon information derived from the following:

- the unaudited interim consolidated financial statements of Trilogy Energy Trust as at and for the three months ended September 30, 2005;
- the unaudited interim consolidated financial statements of Trilogy Energy Trust as at and for the three months ended June 30, 2005;
- the unaudited financial statements of the Kaybob and Marten Creek Properties as at and for the three months ended March 31, 2005;
- the audited financial statements of the Kaybob and Marten Creek Properties as at and for the year ended December 31, 2004;
- the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004; and,
- the unaudited schedule of revenue, royalties and operating expenses for the Marten Creek Properties for the six months ended June 30, 2004.

In the opinion of management of Trilogy, the pro forma consolidated statements of earnings have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include all adjustments necessary for the fair presentation of the transactions described therein. The pro forma

(all tabular amounts expressed in thousand dollars unless otherwise noted)

consolidated statements of earnings for the nine months ended September 30, 2005 and year ended December 31, 2004, give effect to the Trust Spinout, the $185 Million Acquisition, the $87 Million Acquisition, and other pro forma adjustments as per note 2(d), as if they had taken place on January 1, 2004.

Accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used in the historical financial statements of Trilogy. Accordingly, they should be read in conjunction with Trilogy's unaudited interim consolidated financial statements as at and for the three-month periods ended June 30, 2005 and September 30, 2005.

The pro forma financial statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

2. Pro Forma Assumptions and Adjustments

(a) TRUST ASSETS

The financial results presented for the Trust Assets represent the amounts accruing to Paramount with respect to the assets transferred to the Trust. These amounts include the operating results of the $185 million and $87 million Acquisitions after the closing dates of such acquisitions, as well as the operating results of other properties transferred to the Trust.

(b) KAYBOB AND FORT LIARD PROPERTIES ACQUIRED AS PART OF THE $185 MILLION ACQUISITION

On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The Trust Assets include some of, but not all of the Kaybob properties acquired as part of that acquisition. The unaudited pro forma consolidated statements of earnings for the year ended December 31, 2004, require the following adjustments, to include the operating results of Kaybob and Fort Liard properties transferred to the Trust, for the period from January 1, 2004 to June 30, 2004 when such properties were not owned by Paramount.

(i) Revenues, royalties and operating expenses for the six-month period ended June 30, 2004 specifically relating to the oil and natural gas properties that became part of the Trust Assets have been included for the year ended December 31, 2004 as follows:

Petroleum and natural gas sales	$	53,311
Royalties		(14,088)
Operating expenses		(9,111)
Excess of petroleum and natural gas sales over royalties and operating expenses	$	30,112

(ii) Accretion of asset retirement obligations increased by $0.9 million for the year ended December 31, 2004. The accretion expense related specifically to the Trust Assets.

(iii) For the year ended December 31, 2004, depletion and depreciation expense has been increased by $10.7 million to reflect the increase in the carrying value of property, plant and equipment of $113.8 million as a result of the transfer of the Trust Assets.

(all tabular amounts expressed in thousand dollars unless otherwise noted)

(iv) Interest expense has been increased by $4.0 million for the year ended December 31, 2004. The interest was allocated based on the increase in debt. Debt was calculated on a pro rata basis using the net book value of the property, plant and equipment transferred with the Trust Assets as a proportion of the total acquisition cost.

(v) Large Corporation Tax has been increased by $0.1 million for the year ended December 31, 2004, as a result of the increase in the Trust's long-term debt.

(vi) Future income tax expense has been increased by $7.5 million for the year ended December 31, 2004 to reflect the tax effect of the pro forma adjustments described above.

(c) MARTEN CREEK PROPERTIES ACQUIRED AS PART OF THE $87 MILLION ACQUISITION

On August 17, 2004, Paramount completed the acquisition of assets in the Marten Creek area of central Alberta for approximately $87 million, after adjustments. The Trust Assets include all of the Marten Creek properties acquired as part of that acquisition. The unaudited pro forma consolidated statement of earnings for the year end December 31, 2004, give effect to the $87 Million Acquisition and take into account the following adjustments:

i) Revenues, royalties and operating expenses for the six-month period ended June 30, 2004 specifically relating to the oil and natural gas properties that became part of the Trust Assets have been included for the year ended December 31, 2004 as follows:

Petroleum and natural gas sales	$	13,475
Royalties		(3,505)
Operating expenses		(1,991)
Excess of petroleum and natural gas sales over royalties and operating expenses	$	7,979

ii) Asset retirement obligations assumed of $2.1 million as a result of the $87 Million Acquisition have resulted in accretion of asset retirement obligations increasing by $0.1 million for the year ended December 31, 2004.

iii) Interest expense has been increased by $2.2 million for the year ended December 31, 2004. The interest was allocated based on the increase in debt. Debt was calculated on a pro rata basis using the net book value of the property, plant and equipment transferred with the Trust Assets as a proportion of the total acquisition cost.

iv) For the year ended December 31, 2004, depletion and depreciation expense has been increased by $7.3 million as a result of the $87 million acquisition.

v) Large Corporation Tax has been increased by $0.1 million for the year ended December 31, 2004 as a result of the increase in long-term debt.

(all tabular amounts expressed in thousand dollars unless otherwise noted)

(d) OTHER PRO FORMA ADJUSTMENTS

The pro forma financial statements for the nine months ended September 30, 2005 and year ended December 31, 2004, reflect the following additional pro forma adjustments:

i) Interest expense of $2.5 million and $11.0 million has been deducted due to the transfer of the Trust Assets for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively. Interest expense of $4.0 million has been deducted for the transfer of assets that were acquired as part of the $185 Million Acquisition (note 2(b)(iv)) for the year ended December 31, 2004. Interest expense of $2.2 million has been deducted for the transfer of assets that were acquired as part of the $87 Million Acquisition (note 2(c)(iii)) for the year ended December 31, 2004. Upon completion of the Trust Spinout, no debt was allocated to the Trust Assets, and as a result all such interest deductions are reversed.

As part of the transfer of the Trust Assets, the Trust borrowed approximately $220 million in order to pay Paramount as part of the transaction. Interest expense increased by $1.9 million and $7.7 million for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively, due to the assumed increase in debt of approximately $220 million. The interest expense was calculated at a rate of 3.5 percent per annum for the nine months ended September 30, 2005 and year ended December 31, 2004.

ii) Unrealized foreign exchange gain on US debt of $4.2 million and $9.4 million for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively, has been reversed. Realized foreign exchange loss on US debt for the nine months ended September 30, 2005 of $4.7 million and realized foreign exchange gain on US debt for the year ended December 31, 2004 of $2.8 million has been reversed. Likewise, premium on redemption of US debt of $15.8 million and $4.6 million for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively, has been reversed. Upon completion of the Trust Spinout, no debt was allocated to the Trust Assets, and as a result, foreign exchange gains and losses on, and premium on redemption of, US debt have been reversed.

iii) Future income tax expense (recovery) has been adjusted by $8.1 million and ($29.0 million) due to the transfer of the Trust Assets for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively. For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate remaining taxable income, if any, to the unitholders. Accordingly, no current or future income taxes have been included in the pro forma financial statements.

Large Corporations Tax expense of $0.4 million and $3.8 million has been deducted due to the transfer of the Trust Assets for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively. The Trust is not subject to Canadian Large Corporations Tax. Accordingly, such amounts have not been included in the pro forma financial statements.

3. Net Earnings (Loss) Per Trust Unit

The Trust's weighted average number of Trust Units (79,133,395 Trust Units) for the six months period ended September 30, 2005 has been used for purposes of calculating pro-forma basic and diluted earnings (loss) per Trust Unit. There were no dilutive financial instruments outstanding for the Trust for the six months period ended September 30, 2005.

File No. 82-34876

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

TRILOGY ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated December 15, 2005.

DATED at Calgary, Alberta this December 15, 2005

"Mavis Legg"
Mavis Legg
Manager, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00870479